SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 16, 2006 filed by the Company with the Comisión Nacional de Valores:

By letter dated November 16, 2006, the Company reported the “ad corpus” acquisition of functional units numbers one, two, four, thirteen, fourteen, sixteen, seventeen, nineteen, twenty two, twenty four, twenty five, twenty seven and twenty eight and complementary units named i, ii, iii, v, xxviii, xxix, xxx, xxxi, xxxii, xxxiii, xxxiv, xxxv, xxxvi, xxxvii, xxxviii, xxxix, xli, xliii, xliv, xlv, xlvii, xlviii, liii, liv, lv, lvi, lvii, lviii, lix, lx, lxi, lxii, lxiii, lxiv, lxvi, lxviii, lxx, lxxii, lxxiii, lxxiv, lxxv, lxxvi, lxxvii, lxxxii, lxxxiii, lxxxiv, lxxxv, lxxxvi, lxxxvii, lxxxviii, lxxxix, xc, xci, xcii, xciii, xciv, xcvi, xcviii, xcix, c, ci, cii, ciii, cvi, cvii, cviii, cix, cxi, cxii, cxiii, cxvi, cxvii, cxviii, cxix, cxx, cxxii, cxxiv, cxxvi, cxxvii, cxxviii, cxxix, cxxx, cxxxi, cxxxiii, cxxxiv, cxxxv, cxxxvi, cxxxvii, cxxxviii, cxl, cxliii, cxliv, cxlvi, cxlvii, cxlviii, cli, cliii, clvi and clvii for a total amount of US$ 8,783,736 from Boston Investment Group S.A. and Dock del Plata S.A., the trustee and the creator of the trust in which the building was an underlying asset. The aforementioned units belong to the “Dock del Plata” building, located in Puerto Madero neighborhood, between the streets Alicia Moreau de Justo and Juana Manuela Gorriti. The transaction was authorized by the beneficiary of the trust, Credit Suisse First Boston International.

This acquisition includes the transfer of all lease agreements, as extended and amended from time to time.

With this acquisition the total office space owned by the Company is increased by 8,900 square meters. As a result, the total office space owned by the Company reaches 105,481 square meters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: November 16, 2006